EXHIBIT 99.1

Westport Fuel Systems Secures US$10 Million Credit Facility from Export Development Canada

~Strengthens liquidity to weather the impact of COVID-19~

VANCOUVER, British Columbia, July 23, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that they have closed a US$10 million term credit facility (the “facility”) from Export Development Canada (“EDC”) to bolster liquidity during the COVID-19 pandemic.

The credit facility from EDC enables the Company to make periodic requests for advances for a period of nine months from the date of the Amended and Restated Loan Agreement and has a final maturity date twelve months from the date of the Agreement. The facility’s interest rate is US Prime + 3.00% per annum on drawn amounts and has no prepayment penalty or standby charge. On March 25, 2020, the Company, in partnership with EDC, announced that it amended their existing term loan to defer 2020 principal payments of US$6.0 million and to extend the loan until September 30, 2022.

“These transactions confirm the continued strong support of Export Development Canada and their unwavering commitment to Canada’s clean-technology exporters,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “As our global operations ramp up production, this facility provides additional liquidity, if required. We are grateful for our long-standing partnership with EDC and the speed at which they have mobilized to help Canadian companies weather the market headwinds introduced by COVID-19.”

“EDC is proud to have supported Westport Fuel Systems’ innovation and international growth through our cleantech program for more than two years,” said Dan Mancuso, EDC’s Senior Vice President, Financing and Investments. “EDC is focused on helping all Canadian businesses navigate the challenges of the COVID-19 pandemic and providing this facility to Westport Fuel Systems supports one of Canada’s most innovative cleantech companies.”

About EDC
Export Development Canada (EDC) is a financial Crown corporation dedicated to helping Canadian companies of all sizes succeed on the world stage. As international risk experts, we equip Canadian companies with the tools they need – the trade knowledge, financing solutions, equity, insurance, and connections – to grow their business with confidence. Underlying all our support is a commitment to sustainable and responsible business. To help Canadian businesses facing extreme financial challenges brought on by the global response to COVID-19, the Government of Canada has expanded EDC’s domestic capabilities until December 31, 2021. This broader mandate will enable EDC to expand its support to companies focused domestically.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com